Exhibit 99.124

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 tel 416-703-6298 fax 416-703-7764	info@lsgold.com www.lsgold.com

NEWS RELEASE

LAKE SHORE GOLD CONFIRMS AND EXPANDS MINERALIZATION IN “G ZONE” AT
CASA BERARDI EAST

•                 CE-10-30 intersects 11.54 gpt over 3.89 m and CE-10-32 intersects 4.75 gpt over 1.00 m and 3.10 gpt over 1.00 m near west edge of G Zone, extends mineralization 120 m down dip of previous drilling.

•                 CE-10-29 intersects 40.20 gpt over 0.42 m, 8.41 gpt over 1.40 m, 6.74 gpt over 1.28 m and 5.81 gpt over 1.57 m, confirms continuity of mineralization near east limit of the G Zone.

•                 Results suggest potential for shallow depth gold resource within 7 kilometers of Casa Berardi Mine and Mill Complex.

Toronto, Ontario (July 22, 2010) – Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today reported results from eight holes and 2,814 m of diamond drilling completed between mid-February and late March 2010 at the Company’s Casa Berardi optioned property. All eight holes were completed on the East Block approximately 6.0 kilometers (“kms”) east of the Casa Berardi mining operations and along the east extension of the Casa Berardi fault zone and were designed to confirm and expand gold potential surrounding the recently defined G Zone. Drilling remains at an early stage but results to date indicate that the G Zone has a minimum strike length of 600 m and depth potential of 300 m from surface.

Lake Shore Gold is currently earning a 50% interest in the Casa Berardi optioned property through an option agreement, reached in September 2007, with Aurizon Mines Ltd. (“Aurizon”) by spending $5.0 million over a period not to exceed five years. As of July 1, 2010, the Company had spent approximately $4.4 million towards the earn-in commitment. Lake Shore Gold is the operator during the earn-in period. The optioned property lies to the east and west of Aurizon’s wholly owned Casa Berardi mining operations, including the West Mining Complex and East Mine and Mill Complex.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results are extremely encouraging in that they continue to demonstrate the continuity and expansion potential of the G Zone structure at the Casa Berardi East Block. The G Zone structure represents only one of several very interesting drill targets contained on our large optioned land package with Aurizon and it is encouraging to have such favourable results at such an early stage. Given the current success and considering the close proximity to the Casa Berardi Mine and Mill Complex the potential to develop significant resources is considered excellent.”

Significant results from the new drilling include intercepts of 11.54 gpt over 3.89 m in CE-10-30 and 4.75 gpt over 1.00 m and 3.10 gpt over 1.00 m in CE-10-32 which were drilled into a 200 m wide gap in drilling near the west-central portion of the G Zone. These holes are approximately 220 m below surface and 270 m west of previously reported high-grade values near the east portion of the G Zone which included 8.58 gpt over 10.40 m in CW-08-03 (see press release dated October 23, 2008) and extend the G Zone mineralization in this area by 120 m down dip with mineralization remaining open at depth.

Other significant results include 40.20 gpt over 0.42 m, 8.41 gpt over 1.40 m, 6.74 gpt over 1.28 m and 5.81 gpt over 1.57 m in CE-10-29 and 14.65 gpt over 0.50 m, 4.71 gpt over 1.00 m and 5.55 gpt over 0.50 m in CE-10-31 near the east edge of the G Zone and at distances of 40 and 60 m above CE- 08-10. Mineralization intersected is contained within an altered zone of deformed mixed lithic wacke and magnitite rich sediment bands and minor banded chert - magnetite Iron Formation in contact with an approximately 16 m thick banded chert-magnetite Iron Formation unit. Mineralization within the G Zone is open above and below the current intersections as well as to the east and west.

Mr. Makuch added: “We are looking forward to launching additional drill programs on the Casa Berardi East and West blocks, with programs planned both in the fall of 2010 and winter of 2011. Expenditures related to these programs would allow the Company to earn its 50% interest in the Casa Berardi optioned property during 2011.”

Current work by the company is involved with developing new drill programs to follow up on the latest results for the G Zone as well as new discoveries on the west block from drilling in the fall of 2009 (see press release dated February 16, 2010). The planned start date for the next program is in late October and will consist of approximately 2,500 m of drilling.

Quality Control

The Company’s Qualified Person (“QP”) for the Casa Berardi Property is Mike Roberts P. Geo. As QP, he has prepared or supervised the preparation of the scientific or technical information for the property and has verified the data disclosed in this press release. Mr. Roberts is an employee of the Company.

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in securitysealed bags to ALS Chemex Lab located in Val-d’Or, Quebec for analysis. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a goal to become a North American mid-tier gold producer through the successful exploration, development and operation of three wholly owned mines in Timmins, Ontario: Timmins Mine, Thunder Creek and Bell Creek Complex. The Company is currently carrying out an underground advanced exploration program at the Timmins Mine project, where it has both a shaft and a ramp, and has accessed mineralization at the adjacent Thunder Creek property through an underground drift from the Timmins Mine ramp. Progress is also being made with an underground advanced exploration program at its Bell Creek Complex, located on the east side of Timmins. The Bell Creek Mill has been refurbished and is being expanded incrementally to a total capacity of 3,000 tonnes per day by late 2011. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, geological interpretations, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on SEDAR at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify a reserve or resource.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Table 1: Casa Berardi East Block - Significant Assay Results

Hole Number	Section	From	To	Interval (m)	Au (gpt)
CE-10-27	634950	360.50	361.00	0.50	10.60
		381.00	384.00	3.00	1.25

CE-10-28	634750	247.37	250.08	2.71	1.56

CE-10-29	635150	230.43	232.00	1.57	5.81
		237.00	238.28	1.28	6.74
		240.08	240.50	0.42	40.20
		246.00	247.40	1.40	8.41

CE-10-30	634850	322.50	326.39	3.89	11.54

CE-10-31	635150	200.50	201.00	0.50	14.65
		241.00	248.00	7.00	1.54
		254.00	255.00	1.00	4.71
		263.00	263.50	0.50	5.55

CE-10-32	634850	338.00	339.00	1.00	3.10
		342.00	343.00	1.00	4.75

CE-10-34	635200	195.25	196.74	1.49	2.47

Notes:

1)              CE-10-33 did not return significant assay results.

2)              All widths reported are drill thicknesses as true widths are unknown at this time.

3)              All assays are uncut values.

Figure 1. Plan View

634500
635000
635500
500 meters
N
CANTON RAYMOND
CANTON CASA-BERARDI
5494500
5494000
CE-10-31
14.65 gpt /0.50m
1.54 gpt /7.00m
4.71 gpt /1.00m
5.55 gpt /0.50m
CE-10-34
2.47 gpt /1.49m
CE-10-27
10.60 gpt /0.50m
CE-10-30
11.54 gpt /3.89m
CE-10-29
5.81 gpt /1.57m
6.74 gpt /1.28m
40.20 gpt /0.42m
8.41 gpt /1.40m
CE-10-32
3.10 gpt /1.00m
4.75 gpt /1.00m
CE-10-28
1.56 gpt /2.71m
CE-10-33
CE-10-34
CE-10-31
CE-10-29
CE-10-32
CE-10-30
CE-10-27
CE-10-28
CE-08-02
CE-08-05
CE-08-10
84724-0 (INCO)
CE-09-13
CE-09-15
CE-08-08
CE-08-08A
CE-09-16
CE-09-17
CE-09-19
CE-08-07
CE-08-01
CE-09-12
CE-09-14
CE-08-03
CE09-18
CE-09-20
CE-08-11-ext
CE-08-11
CE-08-04
Sediments
Volcanics
Sediments
Volcanics
Volcanics
LAKE SHORE GOLD CORP.
CASA BERARDI PROJECT
2010 DIAMOND DRILLING
MAIN AREA MAP
Date: July, 2010
Name: MR
File: press_rel_jul2010_ddh_main_loc_letter.mxd
Legend
LSG 2010 DIAMOND DRILL HOLE COLLAR
LSG 2009, 2008 DIAMOND DRILL HOLE COLLAR
Historical Diamond Drill Hole Collar (INCO)
Composites:
gpt Au over meters
0 50 100 200
Meters
Projection: NAD_1983_UTM_Zone_17N

Figure 2. Cross Section 635145

Figure 3: Cross Section 634875